Exhibit 1

29 May 2015

WPP plc (“WPP”)

Purchase of Own Securities

WPP announces that on 29 May 2015 it purchased 425,000 of its ordinary shares at a price of 1559.2865 pence per ordinary share. All of these shares will be held as treasury shares.

Following the above purchase, WPP holds 23,685,351 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,302,869,868 (excluding shares to be held in treasury).